EXHIBIT 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less pre-tax net income attributable to noncontrolling interests. Fixed charges include debt expense (interest expense, the amortization of deferred financing costs and the amortization of the cap premium), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Pro Forma Six months ended June 30, 2012	Six months ended June 30, 2012	Pro Forma Year ended December 31, 2011	Year ended December 31,
				2011	2010	2009	2008	2007
		(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$579,913	$448,391	1,058,332	$892,674	$743,990	$757,579	$656,720	$673,967
Add:
Debt expense	218,571	122,090	445,223	241,090	181,607	185,755	224,716	257,147
Interest portion of rent expense	59,226	52,534	108,872	96,205	86,879	80,912	72,404	64,457
Less: Noncontrolling interests	(49,934)	(49,934)	(96,049)	(96,049)	(79,406)	(57,803)	(47,331)	(46,702)

	227,863	124,690	458,046	241,246	189,080	208,864	249,789	274,902

	807,776	$573,081	1,516,378	$1,133,920	$933,070	$966,443	$906,509	$948,869

Fixed charges:
Debt expense	218,571	$122,090	445,223	$241,090	$181,607	$185,755	$224,716	$257,147
Interest portion of rent expense	59,226	52,534	108,872	96,205	86,879	80,912	72,404	64,457
Capitalized interest	4,685	4,685	4,887	4,887	2,621	3,627	4,189	3,878

	282,482	$179,309	558,982	$342,182	$271,107	$270,294	$301,309	$325,482

Ratio of earnings to fixed charges	2.86	3.20	2.71	3.31	3.44	3.58	3.01	2.92